SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2017

The preliminary financial performance figures for Woori Bank for the nine-month period ended on September 30, 2017, on a consolidated basis, are as follows.

(Units: millions of KRW,         %)

Item		3Q 2017	2Q 2017	% Change Increase (Decrease)	3Q 2016	% Change Increase (Decrease)
Revenue*	Specified Quarter	4,647,096	3,596,864	29.20	6,480,046	(28.29)
	Cumulative Basis	16,633,960	11,986,864	38.77	18,723,120	(11.16)

Operating Income	Specified Quarter	317,687	604,484	(47.44)	440,118	(27.82)
	Cumulative Basis	1,801,915	1,484,228	21.40	1,389,221	29.71

Income before Income Tax Expense	Specified Quarter	371,638	601,318	(38.20)	448,275	(17.10)
	Cumulative Basis	1,801,586	1,429,948	25.99	1,359,396	32.53

Net Income	Specified Quarter	283,426	466,284	(39.22)	359,392	(21.14)
	Cumulative Basis	1,392,441	1,109,015	25.56	1,117,179	24.64

Profit to the Equity Holders of the Parent Entity	Specified Quarter	280,146	460,888	(39.22)	355,649	(21.23)
	Cumulative Basis	1,378,507	1,098,361	25.51	1,105,915	24.65

*	Revenue represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (and excludes non-operating income).

*	The 3Q 2017 figures include the extraordinary costs associated with the ERP (Early Retirement Program) of Woori Bank. If such costs were excluded, the ‘Profit to the Equity Holders of the Parent Entity’ for 3Q 2017 would be over KRW 500 billion, and the percentage change on a QoQ basis would be about +8%, and on a YoY basis would be about +40%)

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: October 26, 2017	By:	/s/ Hyun Seok Shin
(Signature)

	Name :	Hyun Seok Shin
	Title :	Executive Vice President